Herrick, Feinstein LLP
                                  2 Park Avenue
                            New York, New York 10016

                                                                October 27, 2005

United States Securities and
   Exchange Commission
100 F Street, N.E.
Washington, D.C.  20002

Attn: Anita Karu

              Re: Amendment No. 5 to Form 10-SB (File No. 0-51168)
                  ------------------------------------------------

Ladies and Gentlemen:

      Set forth below are responses to the comments set forth in the letter dated October 17, 2005 from H. Christopher Owings, Assistant Director -- Division of Corporation Finance at the United States Securities and Exchange Commission (the "SEC"), to David Devine. Capitalized terms not otherwise defined herein shall have the same meanings herein as in the Amendment No. 5 to Form 10-SB filing (the "Amendment") accompanying this letter.

1. The Company expects to file all periodic and other reports required since the date the Form 10-SB became effective by operation of law within the next ten (10) days.

2.    The disclosure has been further revised as requested.  Please see "Part I.
      Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation. -- Calendar Quarter Ended June 30, 2005 Compared to Calendar Quarter Ended June 30, 2004 -- Investment in Film and Television Programs and Recordings."

3.    A)    While  the  Company's  DVD  revenues  vary   year-by-year  and  2004
            reflected increased broadcast sales versus a drop in DVD sales for the Company's library, the Company expects DVD sales to rebound to earlier levels in 2005 and 2006. Overall, the Company's DVD sales in the first six months of 2005 have increased by over 60% as compared to the same period in 2004. The Company notes that historically the majority of its DVD revenues are received in the second half of the year with the strongest sales in the fourth quarter. In addition, The Company's focus on renewed distribution in the international broadcast marketplace, detailed in Amendment No. 4 to its Form
            10-SB, is expected to result in an overall increase in sales derived from the Inventors' Specials and the Company believes that its ultimate revenue estimates will be realized in large part before the end of 2005. Nonetheless, the Company acknowledges that if these broadcast and DVD sales are not concluded at the value and within the time period expected, specifically by the end of the fourth quarter 2005, the Company may revise and disclose accordingly the ultimate revenue calculation and the corresponding amortization of the applicable series.

      B) As noted above, historically, the majority of the Company's revenues are generated in the second half of the year, with library sales being the strongest in the fourth quarter as is consistent across the industry. While library revenues for the most recent six months are lower than the Company's ultimate revenue estimates on an overall and annualized basis, the timing of one or two significant sales, as exemplified by the previously detailed broadcast licenses that are currently in discussion with buyers and agents, support the Company's ultimate revenue estimates. The Company reasonably expects to realize revenues consistent with its ultimate revenue estimates in the next four to six months, nonetheless, the Company acknowledges that if these sales are not concluded at the value and within the time period expected, specifically by the end of the fourth quarter 2005, the Company may revise and disclose accordingly the ultimate revenue calculation and the corresponding amortization of the applicable series.

      C) As detailed in the Company's previous responses, the Company believes that its library of films is evergreen and that revenues that are not earned in one period are recoverable in future periods, not lost to the Company for the life of its proprietary film library or the full ten-year period on which its ultimate revenue estimates are based. The Company notes four factors which reduced its ability to exploit its library for the period noted through to 2004 and the beginning of 2005.

                  i. The nature of multi-year broadcast licenses and the fact that the value for a specific license in a specific territory can total two to three times the annual North American DVD/Video sales for a specific series of the Company's films can result in broad fluctuations in revenues on a year-to-year basis. While the Company estimates its library's ultimate revenues over a ten-year period and reviews and adjusts these estimates on a regular basis, special attention to the balance of these estimates is given to the specific series as they approach the end of the ten-year period from initial delivery on which ultimate revenue estimates are based as per SOP-OO2, even though the Company believes that specific films will continue to generate sales in future years. With regard to the Artists' Specials, specific note is made to the fact that the HBO broadcast license was for a longer term (5 years) than the HBO licenses for the Composers' Specials and the Inventors' Specials, and that the Artists' Specials only recently became available for exploitation in the United States market in 2005.

                  ii. As detailed in the Company's disclosure through 2003, 2004 and 2005 and specifically in the most recent annual financial statements and MD&A for the year ended December 31, 2004, the Company has only recently successful resolved its previously difficult debt, equity and working capital positions, which were respectively settled resulting in significant gains, improved significantly and were successfully reorganized in 2004. The Company's resources were very limited during this period and many opportunities to exploit the Company's library were delayed. Renewed exploitation of the library is now being funded from the Company's operations and the opportunities are being actively pursued. The Company believes that its revenue estimates are realizable through 2005 and into the future.

                  iii. The Company's new agreements recently concluded with sales agents in Germany, France. Italy, Spain, Japan and Korea, point both to the renewed opportunities resulting from the Company's improved financial position noted above and also to an industry-wide renewal of sales of broadcast licenses in international markets. The market cycle has recently started to rebound from 2001 when the collapse of investment markets that had fueled high valuations for content and programming, the overestimated benefits for the models of media convergence and promise of media deregulation in Europe proved challenging in the context of

                        9/11. The Company expects to benefit from the overall turnaround in the marketplace for its programs.

                  iv. As noted in our previous response, while the exact timing of concluding these broadcast sales is not easy to predict, specific broadcast licenses and distribution agreements currently in place and negotiations for the Company to commence a new production of the Writers' Specials in 2006 support the timing of its estimated broadcast sales of the Company's film library in the near future. The Company's experience supports the fact that when a new series of its branded proprietary library of award-winning films is produced, broadcast licenses, distribution agreements and DVD sales for the previously produced library of films are concluded concurrent with commitments for the new production on a territory-per-territory basis.

      D) As noted above, the Company believes that its film library is evergreen, that revenues that are not realized in one period are not lost through 2005 and into the future and that its ultimate revenues estimates are reasonable. The Company notes that the points detailed in the response above in part (c) of this response are consistent and general for both the Artists' Specials and the Inventors' Specials and detail why the Company's estimates of ultimate revenue are reasonable for both series in 2004 and into the future.

      E) As noted above, the Company believes the timing of the realization of library revenues remain reasonable for the Inventors' Specials.

      F) As noted in previous responses, the Company relies on its own experience in the North American markets and on the discounted estimates of experienced and recognized third party distributors and sales agents for estimates for the previously noted internationally territories. The Company's agents in the international territories listed have confirmed the current estimates. Broadcast licenses in the Canada were concluded with the CBC in 2004 and initiated with TVO and Knowledge Network in 2005 and with Odyssey in the United
            States in 2002. Current estimates are consistent with prior contracts and current estimates in the territories listed and in the three territories (Italy, Germany and Spain) where the Company has not concluded a similar agreement for these series, the Company believes that the distributors and sales agents estimates are reasonable and realizable in the context of the international market and our experience in other territories in Europe.

      G) As per SOP-002, the Company reviews and revises the estimated fair market value of its investment in film, television programs and recordings as required on a regular basis and revises and discloses accordingly the ultimate revenue calculation and the corresponding amortization of the applicable series. In the case of the Artists' Series in 2003 and 2004, as part of its regular review, the Company adjusted the ultimate revenue for the series for the following six-year period by $125,000 per year consistent with its revised estimates and the expectations for all of its series.

      Please direct any questions or comments you may have regarding the Amendment to the undersigned at (212) 592-1557 (Direct Dial), (212) 545.3322 (Direct Fax) or detna@herrick.com.

                                                     Very truly yours,

                                                     /s/ Daniel A. Etna
                                                     ------------------

cc: R. Mozer